MAG Silver Corp.

May 24, 2007

For Immediate Release

N/R #07-13

MAG SILVER & PEÑOLES EXTEND STRIKE LENGTH

OF VALDECAÑAS VEIN TO 1,000 METRES

Vancouver, B.C…MAG Silver Corp. (TSXV: MAG) and Industrias Peñoles S.A. de C.V. are pleased to announce that assay results from Holes SD and MG combined with visual results from Holes ID and IE indicate a minimum 1,000 metre (1 kilometre) strike length for the Valdecañas Vein.  Hole MG has also provided a confirmation of the dip length continuity of the vein to be over 500 metres.

Hole SD, located 600 metres east of the discovery section M, has returned 4.30 metres (4.04 metres true width) grading 271 grams per tonne (g/t) silver (7.9 ounces per tonne (opt)) and 2.78 grams per tonne gold.  This includes 1.5 metres of 876 g/t silver (25.5 ounces), 0.90 g/t gold and 5.22% lead / zinc.  There is also a separate gold-rich zone in Hole SD which returned 1.4 metres grading 5.64 g/t gold (0.16 ounces), 121 g/t silver (3.5 ounces) and 1.17% lead / zinc. (See table below for details).

Holes ID and IE (400 metres west of discovery section M) have been completed and both holes intersected quartz vein with lead, zinc and silver sulphides. Hole ID intersected two closely spaced, brecciated veins each approximately 10 centimetres wide at 740 metres down hole, and HOLE IE intersected a banded sulphide-rich quartz vein 3.50 metres wide at 818 metres down hole. Assay results are pending. Hole IE was terminated 24 metres beyond the intersected vein and before crossing the projected position of the footwall vein.

The intersection of the Valdecañas vein in Hole SD, when combined with the intercepts reported visually from Holes ID and IE indicates a minimum strike length of 1,000 metres for the Valdecañas Vein (See longitudinal section attached and www.magsilver.com for diagrams).

Hole MG, targeted to define the bottom of the high grade bonanza zone on section M intersected 5.4 metres (4.6 metres true width) of  192 grams per tonne silver (5.6 ounces per tonne), 2.29 grams per tonne gold, and 10.41% lead / zinc. This includes 2.4 metres of 285 grams per tonne silver (8.33 ounces), 1.11 g/t gold and 14.06 % lead / zinc. This is the deepest intersection on the Valdecañas Vein and defines a 500 metre minimum dip length (400 metre minimum vertical range) in the Valdecañas Vein. The decrease in silver values and the increase in base metal values within the high grade zone in Hole MG are consistent with the known nature of the Valdecañas (Fresnillo style) Vein system. There is the broad stockwork zone of gold and silver mineralization in the footwall of the Valdecañas Vein which, when combined with the above noted intercept returned 27.35 metres of 70 g/t silver (2.1 ounces), 1.55 g/t gold and 3.85% lead / zinc.

Drill hole OE, previously cemented, was abandoned before reaching target depth after attempts to re-enter the hole were unsuccessful.

Definition drilling is now underway on a total potential strike length of 1.20 kilometres on the Valdecañas Vein. Drilling has started on section G (200 metres west of section I) and drills are operating on sections I and O as well.

Hole #	From	To	Width	Silver	Silver	Gold	Lead	Zinc	True Width
			Metres	Grams/t	Oz./t	Grams/t	%	%	Metres
JI-06-SD	743.70	748.00	4.30	271	7.9	2.78	0.55	1.19	4.04
including	746.50	748.00	1.50	876	25.5	0.90	1.87	3.35
including	743.70	745.10	1.40	121	3.5	5.64	0.53	0.64
JI-06-MG	835.90	841.30	5.40	192	5.6	2.29	4.24	6.17	4.60
and	844.00	863.25	19.25	43	1.3	1.51	0.48	1.98
inclusive	835.90	863.25	27.30	70	2.1	1.55	1.19	2.66

These drill results are from the 28,000 metre definition drill program currently underway on the Valdecañas Silver / Gold Vein discovery within the Juanicipio Joint Venture, Fresnillo District, Zacatecas State, Mexico.

The Peñoles / MAG Juanicipio Joint Venture, where Peñoles is earning a 56% interest, lies 5 kilometres west from the principal production head-frame of the Fresnillo Mine and 1.5 kilometres west from the Saucito Vein, currently undergoing preproduction development with construction of a 600 metre shaft and a 2,200 metre decline.

Quality Assurance and Control:  The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Hermosillo, Sonora, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Monterrey, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG Silver Corp. and is a vendor of two projects, other than Juanicipio, whereby he may receive additional shares.

About Peñoles (www.penoles.com.mx)

Industrias Peñoles, S.A. de C.V. and its subsidiaries make up one of Mexico’s largest industrial conglomerates. Since its founding in 1887, this group has been engaged in the sustainable exploitation of non-renewable natural resources. Peñoles is an integral part of Grupo BAL, a private, diversified group made up of independent Mexican companies ranging from mining to insurance to retail. Peñoles’ productive operations are currently located in Mexico, where it operates the world’s richest silver mine (Fresnillo), the world’s fourth largest metallurgical complex in terms of the value of its production, and the largest sodium sulphate plant in the world. These operations make Peñoles the world’s largest producer of refined silver, metallic bismuth and sodium sulphate, and a leader in Latin America in refined gold, lead and zinc.

About MAG Silver Corp. (www.magsilver.com )

MAG Silver is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710
For further information on behalf of Industrias Peñoles S.A. de C.V. Contact Emilio Fandiño, Investor Relations
Website: Phone:	www.penoles.com.mx 52 (55) 5279 3250	Email: Fax:	Emilio_Fandino@penoles.com.mx 52 (55) 5279 3217

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.

May, 2007

Valdecañas Vein - Vertical Longitudinal Section

Legend
Proposed Hole
In Progress
Completed Hole
Ag g/t
2100
1900
1700
1500
1300
1100
900
700
500
300
100
Surface
Section G
Section I
Section K
Section M
Section O
Section Q
Section S
JV Boundary
Peñoles
1000 m
Rhyolites
Lutites and Arenites
2220
2120
2020
1920
1820
1720
1620
1520
1420
-800
-700
-600
-500
-400
-300
-200
-100
0
100
200
300
400
500
600
QA
SA
GB
IB
OB
QB
GC
IC
QC
GD
ID
QD
GE
QE
SE
GF
OC No Recovery
OD Hole Lost / No Recovery
OE Hole Lost / No Recovery
OF
JI-03-07
0.5m / 594g/t Ag / 0.56g/t Au
JI-06-MA
1.2m / 56g/t Ag / 0.04g/t Au
JI-07-KC
0.8m / 401g/t Ag / 0.19g/t Au
JI-06-MB
1.5m / 2,210g/t Ag / 6.96g/t Au
JI-06-KD
9.8m / 2,279g/t Ag / 2.66g/t Au
JI-06-MC
7.0m / 1,347g/t Ag / 0.50g/t Au
JI-05-16
5.5m / 1,798g/t Ag / 2.91g/t Au
JI-06-ME
7.0m @ 1,893g/t Ag, 4.46g/t Au
JI-07-SD
1.5m / 876g/t Ag / 0.90g/t Au
JI-07-KE
4.5m @ 82.7g/t Ag, 0.73g/t Au
JI-07-IE
3.5m / Assays Pending
JI-06-MF
7.21m @ 675g/t Ag, 1.44g/t Au
JI-07-MG
4.6m @ 192g/t Ag, 2.29g/t Au
200 m